SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Johannesburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

1
In this filing, the "Company" means DRDGOLD Limited and, as appropriate, its subsidiaries, associates and joint venture.
All references to “Dollars” or “$” herein are to United States Dollars, references to “Rand” or “R” are to South African Rands and references to “A$” are to Australian Dollars.
Exhibits
99.1
DRDGOLD Limited’s unaudited condensed consolidated financial statements at December 31, 2005 and June 30, 2005 and for the six months ended December 31, 2005 and 2004, prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
99.2
DRDGOLD Limited's unaudited pro forma condensed financial information relating to the disposal of DRD (Isle of Man) Limited and the acquisition of a further 48.8% interest in Emperor Mines Limited
.
Special Note Regarding Forward-Looking Statements
Some of the information in this Interim Report may contain projections or other forward looking statements regarding future events or other future financial performance, including forward-looking statements (as that term is defined in the Private
Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the
Company’s management, as well as assumptions made by and information currently available to the Company’s management.

When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include:
• the Company’s ability to continue as a going concern;
• its ability to successfully restructure operations;
• its ability to significantly reduce its costs;
• its anticipated commitments and its ability to fund its future commitments;

Such statements are subject to risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
• adverse changes or uncertainties in general economic conditions in the markets the Company serves;
• a drop in the gold price;
• a continuing strengthening of the Rand against the Dollar;
• regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
• changes in the Company’s competitive position;
• changes in business strategy;
• adverse seismic activity at its mines; and
• any major disruption in production at its key facilities or adverse changes in foreign exchange rates.

Factors that could cause or contribute to such differences are discussed in further detail in the section entitled “Risk Factors” in
Item 3D of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, as filed with the Commission on December 15, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

2
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD Limited

Date: June 8, 2006                                                                By:   /s/ John Sayers
                                                                                                         John Sayers
                                                                                                         Chief Financial Officer

Exhibit 99.1

Index to Financial Statements

Page
Condensed Consolidated Statements of Operations for the six months ended
December 31, 2005 and 2004 (Unaudited)
F-2
Condensed Consolidated Balance Sheets at
December 31, 2005 and June 30, 2005 (Unaudited)
F-3
Condensed Consolidated Statement of Stockholders' Equity for the six months ended
December 31, 2005 (Unaudited)
F-4
Condensed Consolidated Statements of Cash Flows for the six months ended
December 31, 2005 and 2004 (Unaudited)
F-5
Notes to the Condensed Consolidated Financial Statements (Unaudited) F-6 to F-13

                                     DRDGOLD Limited
              Condensed Consolidated Statements of Operations
for the six months ended December 31, 2005 and 2004 (Unaudited)
Note
2005
$’000
2004
$’000
Revenues
Product sales
95,638                 92,931
Costs and expenses
(80,093)             (72,451)
Production costs
(80,752)             (73,714)
Movement in gold in process 1,852 833
Movement in rehabilitation provision, reclamation and closure costs (1,193) 430
Other operating expenses
Depreciation and amortization
(11,092)            (10,839)
Employee termination costs (150) (3,303)
Impairment of assets 6 (4,424) -
Management and consulting fees (3,164) (2,288)
Profit on derivative instruments 1,449 2,325
Selling, administration and general charges
(7,319)              (9,177)
(Including stock based compensation costs of $1,043,000
(December 31, 2004: $571,000))
Net operating loss
(9,155)              (2,802)
Non-operating income
Interest and dividends 1,115 300
Unrealized foreign exchange gains 5,135 3,043
Profit on sale of other assets and equity investments 299 860
Finance costs
Interest expense
(6,090)              (4,402)
Loss from continuing operations before tax and other items
(8,696)             (3,001)
Income and mining tax expense (116) (7,519)
Equity in loss from associates (12,213) (2,400)
Loss from continuing operations after tax
(21,025)           (12,920)
Minority interest 186 (9)
Net loss from continuing operations applicable to common stockholders
(20,839)           (12,929)
Loss from discontinued operations, net of taxes (957) (48,881)
Net loss applicable to common stockholders
(21,796)            (61,810)
Basic and diluted loss per share from continuing operations (cents) 5 (7) (5)
Loss from discontinued operations (cents)
5                            -
(20)
Basic and diluted loss per share (cents)
5                         (7)
(25)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DRDGOLD Limited
            Condensed Consolidated Balance Sheets
at December 31, 2005 and June 30, 2005 (Unaudited)
Note
December 31,
2005
$’000
June 30,
2005
$’000
ASSETS
Current assets 54,470 61,355
Cash and cash equivalents 21,721 36,085
Receivables 11,193 8,020
Inventories 7 21,556 15,455
Deferred income and mining tax - 1,795
Mining assets 160,985 122,170
Other non-current assets 57,336 54,732
Investment in associates 9,923 15,442
Non-current inventories 7 32,591 32,103
Other equity investments 6,130 771
Amounts contributed to environmental trust funds 8,692 6,416
Total assets 272,791 238,257
LIABILITES AND STOCKHOLDERS' EQUITY
Current liabilities 132,617 49,758
Bank overdraft 2,519 1,370
Accounts payable and accrued liabilities 50,199 33,317
Short-term portion of long-term loans 73,403 9,678
Income and mining taxes payable 6,496 5,393
Non-current liabilities 63,574 108,572
Long-term loans 4,717 69,314
Deferred income and mining tax 12,030 16,112
Derivative instruments 1,174 550
Provision for environmental rehabilitation, reclamation and closure costs 45,653 22,596
Total liabilities
196,191            158,330
Minority interest
4,491                  874
Stockholders' equity 72,109 79,053
Authorized
600,000,000 (June 30, 2005: 600,000,000) ordinary no par value shares
5,000,000 (June 30, 2005: 5,000,000) cumulative preference shares
Issued
308,086,126 (June 30, 2005: 296,206,048) ordinary no par value shares 577,057 563,045
5,000,000 (June 30, 2005: 5,000,000) cumulative preference shares 107 107
Additional paid in capital 42,650 39,732
Unearned stock compensation (2,330) (338)
Accumulated deficit (500,302) (478,506)
Accumulated other comprehensive loss (45,073) (44,987)
Total liabilities and stockholders' equity 272,791 238,257
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DRDGOLD Limited
Condensed Consolidated Statement of Stockholders' Equity
for the six months ended December 31, 2005 (Unaudited)
Number of
Common
Shares
Number of
preferred
Shares
Stated
capital and
share
premium
$'000
Preferred
stock

$'000
Additional
paid-in
capital
$'000
Unearned
stock-based
compensation
$'000
Accumulated
deficit

$'000
Accumulated
other
comprehensive
loss
$'000
Total
Stockholders'
equity
$'000
Balance June 30, 2005                                         296,206,048
5,000,000 563,045 107 39,732 (338) (478,506) (44,987) 79,053
Share options exercised 186,690 157 157
Issue of shares for cash 11,693,388 14,385 14,385
Share issue expenses (530) (530)
Net loss for the period (21,796) (21,796)
Unearned stock-based compensation 2,918 (2,918) -
Amortization of stock-based
compensation 1,043 1,043
Foreign currency translation adjustments (117) (86) (203)
Balance December 31, 2005
308,086,126        5,000,000
577,057 107 42,650 (2,330) (500,302) (45,073) 72,109

Analysis of accumulated other
comprehensive loss:
June 30,
2005
$'000
December 31,
2005
$'000
Foreign currency translation adjustments (44,987) (45,073)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

                                       DRDGOLD Limited
         Condensed Consolidated Statements of Cash Flows
for the six months ended December 31, 2005 and 2004 (Unaudited)
2005
$'000
2004
$'000
Net cash generated by/(utilized in) operating activities
1,688         (11,669)
Net loss applicable to common stockholders (21,796) (61,810)
Reconciliation to net cash provided by operations:
Net increase in provision for rehabilitation 1,193 253
Depreciation and amortization 11,092 11,781
Impairment of assets
4,424            38,333
Profit on sale of other assets and listed investments (299) (1,122)
Stock based compensation expense 1,043 571
Equity in loss from associates 12,213 2,400
Deferred tax provision (2,959) 1,627
Unrealized profits on derivative instruments (1,449) (2,325)
Unrealized foreign exchange gains (5,925) (3,043)
Minority interest in (loss)/profit of subsidiary (186) 9
Effect of changes in working capital items 4,337 1,657
Net cash utilized in investing activities (14,872) (20,006)
Proceeds on sale of other assets and equity investments 612 1,122
Additions to mining assets (17,508) (13,131)
Proceeds on disposal of mining assets 3 593
Cash received on disposal of interest in subsidiary 2,021 -
Investment in associate
-          (8,590)
Net cash (utilized in)/generated by financing activities (3,103) 32,067
Proceeds from issue of shares 14,542 28,350
Share issue expenses
(530)           (1,932)
Increase/(decrease) in bank overdraft 1,149 (57)
Long-term loans received 14,480 7,391
Long-term loans repaid (32,744) (1,685)
Net (decrease)/increase in cash and cash equivalents (16,287) 392
Effect of exchange rate changes on cash and cash equivalents 1,923 2,394
Cash and cash equivalents at beginning of the period 36,085 22,453
Cash and cash equivalents at end of the period 21,721 25,239

Income taxes paid
1,589              6,778
Interest paid
3,564              2,762

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. Basis of presentation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and investment in associate and the proportionate share of the accounts of the joint venture. All inter-
company accounts and transactions have been eliminated.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with
U.S. Securities and Exchange Commission, or SEC, requirements and in accordance with these requirements, the
Company does not include all the information and notes required by generally accepted accounting principles for complete financial statements. As a result, these unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto filed with the Company's annual report on
Form 20-F for the year ended June 30, 2005 (the “2005 Annual Report”), as filed with the Commission on December 15,
2005. In the opinion of management all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the financial position of the Company and the results of its operations, have been included.

Operating results for the interim periods are not necessarily indicative of the results of operations for the complete fiscal year.

For a more complete understanding of the Company’s operations and financial position, reference is made to the consolidated financial statements of the Company, and related notes thereto, filed with the 2005 Annual Report.

Certain comparative figures for the 2005 interim period have been reclassified to conform to the 2006 interim period presentation.
2.    Change in accounting for share based payments

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R.
SFAS No. 123R is a revision of SFAS No. 123 and it supersedes Accounting Principles Board Opinion, or APB, No. 25,
Accounting for Stock Issued to Employees and related Interpretations. SFAS No. 123R requires compensation costs related to share-based payments transactions to be recognized in the financial statements (pro forma disclosure is no longer an alternative to financial statement recognition). That cost is measured based on the fair value of the award on the grant date and recognized as an expense over the requisite service or vesting period. In the 2005 interim period, the
Company used the intrinsic value method of accounting for its stock option plans as defined in APB No. 25.
SFAS No. 123R is effective for the first annual period beginning after July 15, 2005, and allows two different methods of transition, being “Modified Prospective Application” and “Modified Retrospective Application”. The Company has
adopted the new standard as of July 1, 2005 using the “Modified Prospective Application”, prior period’s financial statements have not been restated. The adoption of this standard has not had a material impact on the Company’s financial statements.
3.    Recent pronouncements

As described in the preceding paragraph the Company has adopted SFAS No. 123R with effect from July 1, 2005.

The Company is not aware of any recent pronouncements that will have a material impact on its financial statements.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

4.     Recent developments

Simmer and Jack Mines Limited’s acquisition of Buffelsfontein Gold Mines Limited
On October 6, 2005, the Company concluded an agreement with Simmer and Jack Mines Limited, or Simmer and
Jack, for the sale of its shareholding in Buffelsfontein Gold Mines Limited, or Buffelsfontein (in provisional liquidation). The agreement was conditional upon:
•       the acceptance by the High Court of South Africa and the majority of Buffelsfontein’s creditors of a scheme of arrangement proposed by Simmer and Jack;
•       approval by the Competition Commission; and
•       the Department of Water Affairs and Forestry agreeing to substitute the Company with Simmer and Jack in the underground water pumping directives that currently regulate the proportionate contribution of the surrounding mines to the costs and maintenance of pumping.

Buffelsfontein, known as the Company’s North West Operations, or NWO, was placed in provisional liquidation on
March 22, 2005, following continued financial losses and a massive earthquake on March 9, 2005, which caused irreparable damage to No. 5 Shaft.

Simmer and Jack’s scheme of arrangement involved the payment of R45.0 million ($6.7 million) to the provisional liquidators and the fresh appointment of employees without assumption of any accumulated pre-liquidation employee benefits.

Simmer and Jack currently manages NWO, pays its holding costs in terms of an interim agreement with the provisional liquidators and conducts mining operations. It may offset up to R20.0 million ($3.0 million) of its contribution to holding costs against the payment to the provisional liquidators of R45.0 million ($6.7 million).

In exchange for the transfer of its holding in Buffelsfontein, Simmer and Jack paid the Company one Rand, and indemnified the Company against any liabilities or obligations which could arise against it in connection with the environmental rehabilitation of Buffelsfontein, as well as the management and pumping of underground water.
Simmer and Jack has the benefit, however, of drawing down against the rehabilitation trust fund which was transferred to the Department of Minerals and Energy upon the provisional liquidation of Buffelsfontein.

The Company remains committed to the R9.0 million ($1.3 million) social fund established to help any NWO employees who were retrenched as a result of the liquidation and had made a provision for this amount at
June 30, 2005. In total, the Company has paid an amount of R51.5 million ($8.3 million), post-liquidation to assist the
NWO’s liquidators, most of which was used to pay workers’ wages. The Company remains Buffelsfontein’s largest creditor with approximately R1 billion ($149.6 million) owing.

The provisional liquidators of Buffelsfontein are pursuing a valid, but as yet unquantified insurance claim for damage and losses incurred in the March 2005 earthquake. The proceeds of this claim are not included in the scheme proposed by Simmer and Jack.

On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including the Company, was approved and sanctioned by the High
Court of South Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation, which was granted on November 1, 2005.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

4.     Recent developments (continued)

Black Economic Empowerment, or BEE, transaction with Khumo Bathong Holdings (Pty) Limited, or KBH
On July 6, 2005, the Company signed a Memorandum of Understanding with its black economic empowerment partner,
KBH, regarding the acquisition by KBH of a 15% stake in the Company’s South African Operations.

In addition, on July 20, 2005, the Company acquired, from the Industrial Development Corporation, all of its Crown
and ERPM debt through the issue of 4,451,219 of its shares, which at the date of issue represented $4.4 million (R28.9 million).

On October 27, 2005, the Company’s board of directors approved the black economic empowerment transaction. The transaction has been facilitated by the Industrial Development Corporation, which agreed to a debt restructuring in
Crown.

The new structure resulted in Khumo Gold SPV (Pty) Limited, or Khumo Gold, which is an affiliate of KBH acquiring, as a first step, a 15% interest in a newly created company, DRDGOLD South African Operations (Pty) Limited, or
DRDGOLD SA, which acquired 100% of ERPM, Crown and Blyvoor. The Company has retained an 85% interest in
DRDGOLD SA.

In the second step, Khumo Gold has been granted an option, exercisable over the next three years, to acquire a further
11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new, proposed Employee Trust.

The Company subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial
15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million).

Consolidation of the Company’s offshore operations into Emperor Mines Limited
On November 16, 2005, the Company concluded a sale and purchase agreement with Emperor, in terms of which
Emperor would acquire the Company’s wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds the Company’s Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea.

Implementation of the transaction required the restructuring of the Company’s offshore operations, whereby
DRD (Isle of Man) transferred the following material assets to the Company’s new wholly-owned subsidiary
DRDGOLD (Offshore) Limited, or DRD (Offshore), on January 1, 2006:
•      the Company’s 39.5% (previously 45.3%) interest in Emperor;
•      the Company’s 50.2% interest in Net-Gold Services Limited
•      the rights and obligations of a A$10.0 million ($7.6 million) convertible loan facility which DRD (Isle of
Man) had advanced to Emperor, in terms of which the Company can elect to convert such debt facility into additional Emperor shares at A$0.30 ($0.23) per Emperor share.

On March 31, 2006, the Company sold DRD (Isle of Man) to DRD (Offshore).

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

4.    Recent developments (continued)

On April 6, 2006, DRD (Offshore) sold DRD (Isle of Man) to Emperor. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and
DRD (Isle of Man) between October 1, 2005, which was the effective date, and completion of the transaction on April
6, 2006. The purchase consideration was settled by the issue of 751,879,699 new Emperor shares at 0.266 cents per share (valued at $200.0 million) to DRD (Offshore) and the remaining portion in cash. After the issue of the new
Emperor shares the Company held 88.3% of Emperor.
5.    Loss per share

Loss per share is calculated based on the loss divided by the weighted average number of shares in issue during the period. Fully diluted loss per share is based upon the inclusion of potential common shares with a dilutive effect on loss per share.

The basic loss per share for the six months ended December 31, 2005 is based on a basic loss applicable to common stockholders of $21.8 million and a weighted average number of outstanding ordinary shares of 303,215,809. The basic loss per share for the six months ended December 31, 2004 is based on a basic loss applicable to common stockholders of $61.8 million and a weighted average number of outstanding ordinary shares of 246,924,284.

There is no dilution in loss per share for the periods ended December 31, 2005 and 2004, as the Company recorded a loss for these periods and the effect of dilutive securities in issue would have been anti-dilutive.
6.    Impairment of assets

Period ended
December 30,
2005
$'000
Period ended
December 30,
2004
$'000
Loans to subsidiaries 4,424 -

On July 20, 2005, the Company acquired, from the Industrial Development Corporation, all of its Crown and ERPM
debt through the issue of 4,451,219 of our shares, which at the date of issue represented $4.4 million (R28.9 million).
These loans were subsequently impaired.
7.    Inventories
December
2005
$'000
June
2005
$'000
Current assets
Gold-in-progress 5,529                     4,174
Supplies 16,027                    11,281
21,556                    15,455
Non-current assets
Ore stockpiles 32,591                    32,103

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

8.    Commitments and contingent liabilities
December
2005
$'000
June
2005
$'000
Capital expenditure commitments:
Contracted but not provided for in the financial statements 245 274
Authorized by the directors but not contracted for 3,002 3,393
3,247                       3,667
Litigation
Securities class action
On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of
New York against the Company and two of its officers. Since then, four nearly identical securities class action complaints have been filed against the Company and the same officers. The cases have been consolidated in the
Southern District of New York. The Court appointed Lerach Coughlin Stoia Geller Rudman & Robbins as Lead
Counsel. On February 27, 2006 the Lead Plaintiffs filed their consolidated amended class action complaint. On
May 30, 2006 the Company filed a motion to dismiss the complaint. The Lead Plaintiffs must file their opposition to this motion by July 28, 2006 and the Company will have until August 28, 2006 to file replying papers. The motion to dismiss seeks to convince the Court that the complaint is baseless. If the motion to dismiss is refused by the Court, the parties will then proceed with the normal exchange of pleadings in preparation for the main case. The Company will then file its defence.
The actions are allegedly filed on behalf of purchasers of the Company’s shares during two purported class periods spanning from October 23, 2003 to February 25, 2005. The complaints allege generally that the Company and the individual defendants made false and misleading public statements regarding, among other things:
• the Company’s restructuring of its North West Operations in South Africa;
• the Company’s ability to reduce the negative impact of the increasing value of the South African Rand; and
• the strength of the Company’s balance sheet.
Based on the Company’s review of the complaints, management believes the lawsuits are without merit and intends to vigorously defend the Company and its officers named in the complaints. The Company is not currently in a position to estimate the extent of any losses that may result from the securities class action.
Tax on earnings of Company officers
The South African Revenue Services, or SARS, conducted a payroll audit on the Company’s payroll during 2002. At the time the Company, acting on professional advice, did not deduct tax from some of the earnings of certain of its officers, who were provisional tax payers. SARS took the view that the Company was in fact obliged to have made these deductions and called for a full disclosure of all payments for the tax years 1999, 2000, 2001, 2002 and 2003 in respect of the earnings of Mr. R.A.R. Kebble and Mr. M.J. Prinsloo.
If it is established that these officers had failed to declare and pay taxes on their earnings during these tax years,
SARS may have recourse for arrear taxes against the Company in terms of Section 5(2) of the South African Income
Tax Act, 1962 as amended. Whilst the Company is aware that its possible exposure could be up to R25.0 million
($3.9 million), it is, in view of the fact that the tax records of the aforementioned individuals are protected by statutory confidence, not yet possible to determine the full extent of the exposure, if any, that the Company faces. Whilst the
Company is aware that SARS have engaged the aforementioned individuals personally, to date no tax assessments have been made against the Company.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

9. Geographic and segment information

Based on risks and returns, the Directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by-products. Therefore the disclosures for the primary segment have already been given in these condensed consolidated financial statements.

The chief operating decision-maker is the Board of Directors, who evaluate the business based on the following geographical operational segments, based on revenue generated from the location of the seller:
As at and for the six months ended December 31, 2005
$'000
Blyvoor
Mine
$'000
Crown
Mine
$'000
ERPM
Mine
$'000
Other
$'000
South African
operations
$'000
Tolukuma
Mine
$’000
Porgera
$’000
Other
$’000
Australasian
operations
$’000
Total
operations
$’000
Discontinued
operations
$'000
Total continuing
operations
Revenues
38,264           4,504          3,908
-
46,676        13,258        35,704
-             48,962        95,638
-
95,638
Depreciation and amortization
(1,586)           (227)          (475)               (99)          (2,387)
(1,897)
(5,819)           (989)             (8,705)
(11,092)
(11,092)
Production costs
(35,631)        (3,729)       (4,619)          (1,048)
(45,027)      (14,016)      (21,709)
-           (35,725)     (80,752)
(80,752)
Results
Net operating profit/(loss)
(696)
217
(1,253)
(6,152)
(7,884)
(3,199)
5,863
(3,935)
(1,271)
(9,155)
(9,155)
Profit/(loss) after tax
(692)
158
(1,266)
(7,682)
(9,482)
(2,404)
4,476      (14,572)
(12,500)      (21,982)
957
(21,025)
Balance Sheet
Mining assets
50,945
11,416
17,609
2,467
82,437
9,590
70,877
(1,919)
78,548
160,985
Total
assets
59,713        18,720        22,916         17,269            118,618        18,799       120,288        15,086         154,173        272,791
Net current assets/(liabilities)                (9,414)
(1,872)
(4,577)
(66,036)            (81,899)         3,155              138             459              3,752       (78,147)
Other information
Capital expenditures
4,192
472
216
147
5,027
3,625
8,755
101
12,481
17,508
17,508
Impairment of assets
-
-
4,424                4,424                -                   -                 -
-
4,424
4,424

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

9. Geographic and segment information (continued)
For the six months ended December 31, 2004
$'000
Blyvoor
Mine
$'000
North West
Mine
$'000
Other
$'000
South African
operations
$'000
Tolukuma
Mine
$’000
Porgera
$’000
Other
$’000
Australasian
operations
$’000
Total
operations
$’000
Discontinued
operations
$'000
Total continuing
operations
Revenues
33,521           63,502
-               97,023        16,154       43,256
-             59,410
156,433            (63,502)
92,931
Depreciation and amortization
(1,361)             (942)
(1,271)               (3,574)
(1,467)
(6,740)
-             (8,207)
(11,781)
942                (10,839)
Production costs
(40,490)        (70,721)      (1,348)           (112,559)    (13,213)      (18,525)
(138)           (31,876)   (144,435)
70,721
(73,714)
Results
Net operating profit/(loss)
(10,414)
(49,137)   (10,734)
(70,285)
1,031
17,434
(119)
18,346
(51,939)
49,137
(2,802)
Profit/(loss) after tax
(11,089)
(48,881)     (6,350)
(66,320)
806
9,594
(5,881)
4,519
(61,801)
48,881
(12,920)
Other information
Capital expenditures
369
3,528
19
3,916
2,316
6,899
-
9,215
13,131
(3,528)
9,606
Impairment of assets
-
38,333
-
38,333
-
-
-
-
38,333
(38,333)
-
Balance Sheet at June 30, 2005
Mining assets
46,112
-
1,536
47,648
7,344
66,238
940
74,522
122,170
Total assets
54,665
-
22,498
77,163
17,259
117,788
26,047
161,094
238,257
Net current assets/(liabilities)
(6,715)
-      (6,662)                  (53)
6,371
(1,262)           6,541            11,650        11,597

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

10.   Subsequent events

Placement of shares by Emperor
Emperor, a company registered in Australia and listed on the Australian Stock Exchange, or the ASX, in which the
Company holds an effective 88.3% interest through its wholly owned subsidiary DRD (Offshore) Limited, or DRD
(Offshore), a company registered in the Isle of Man, has entered into various agreements in terms of which it will raise
A$40.0 million ($30.8 million), before costs, via the placement of 100 million shares at 40 Australian cents per share
(“the placement”).

The placement has been structured as follows:
•       Tranche 1 comprises 97.6 million shares placed with international and domestic institutional investors and is effective on June 2, 2006; and
•       Tranche 2 comprises 2.4 million shares to be placed with directors of Emperor, subject to shareholder approval, which approval will be sought in a meeting of Emperor’s shareholders to be convened in early July 2006.

The board of Emperor has elected to undertake the placement within Emperor’s 15% limit in accordance with the ASX
Listings Rules. All of the shares to be issued under the placement will rank pari passu with existing ordinary shares.

The placement of the 100 million shares, subject to necessary shareholder approvals in respect of Tranche 2, will have the effect of diluting DRD (Offshore)’s holding in Emperor from 88.3% to 79.7%.

Exhibit 99.2
DRDGOLD Limited's unaudited pro forma condensed financial information relating to the disposal of DRD (Isle of
Man) Limited and the acquisition of a further 48.8% interest in Emperor Mines Limited

On November 16, 2005, the Company concluded a sale and purchase agreement with Emperor, in terms of which
Emperor would acquire the Company’s wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds the Company’s Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a
100% interest in Tolukuma Gold Mines Limited and all of the Company’s exploration tenements in Papua New Guinea.

Implementation of the transaction first required the restructuring of the Company’s offshore operations, whereby
DRD (Isle of Man) transferred the following material assets to the Company’s new wholly-owned subsidiary DRDGOLD
(Offshore) Limited, or DRD (Offshore), on January 1, 2006:
•       the Company’s 39.5% (previously 45.3%) interest in Emperor;
•       the Company’s 50.2% interest in Net-Gold Services Limited
•       the rights and obligations of a A$10.0 million ($7.6 million) convertible loan facility which DRD (Isle of
Man) had advanced to Emperor, in terms of which the Company can elect to convert such debt facility into additional Emperor shares at A$0.30 ($0.23) per Emperor share.

On March 31, 2006, the Company sold DRD (Isle of Man) to DRD (Offshore).

On April 6, 2006, DRD (Offshore) sold DRD (Isle of Man) to Emperor. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of
Man) between October 1, 2005, which was the effective date, and completion of the transaction on April 6, 2006. The purchase consideration was settled by the issue of 751,879,699 new Emperor shares at 0.266 cents per share (valued at
$200.0 million) to DRD (Offshore) and the remaining portion in cash. After the issue of the new Emperor shares the
Company held 88.3% of Emperor.

The following unaudited pro forma condensed financial information reflects the operations of the Company after the disposition of DRD (Isle of Man) Limited, or DRD (Isle of Man), a wholly-owned subsidiary of the Company and the acquisition of a further 48.8% interest in Emperor Mines Limited, or Emperor. A Pro Forma Condensed Consolidated
Balance Sheet at June 30, 2005 and Pro Forma Condensed Consolidated Statements of Operations for the year ended June
30, 2005 and the six months ended December 31, 2005 are presented below. The Pro Forma Condensed Consolidated
Balance Sheet includes pro forma adjustments for the disposition of DRD (Isle of Man) and the acquisition of a further
48.8% interest in Emperor, assuming the transaction occurred at June 30, 2005. The Pro Forma Condensed Consolidated
Statements of Operations include pro forma adjustments for the disposition of DRD (Isle of Man) and the acquisition of a further 48.8% interest in Emperor, assuming the transaction occurred at the beginning of the periods presented. A profit on disposition of DRD (Isle of Man) is not included in the Pro Forma Condensed Consolidated Statements of Operations, as
this profit will be included in the Company’s earnings in the period in which the transaction was completed.

DRDGOLD Limited
Pro Forma Condensed Consolidated Balance Sheet at June 30, 2005 (Unaudited)
DRDGOLD
Limited
(as reported)
Pro forma
adjustments
for the
disposition
of DRD
(IOM)
Pro forma
adjustments for
the acquisition
of Emperor
Pro forma
continuing
operations
$ 000
$ 000
$ 000
$ 000
ASSETS
Current assets
61,355                2,164                 46,912
110,431
Cash and cash equivalents 36,085 19,840 20,335 76,260
Receivables 8,020 (3,350) 6,425 11,095
Inventories 15,455 (13,440) 19,089 21,104
Deferred income and mining tax 1,795 (886) 1,063 1,972
Mining assets
122,170           (73,582)               313,334              361,922
Investment in associates 15,442 200,000 (215,442) -
Non-current inventories 32,103 (32,103) 32,210 32,210
Non-current assets 7,187 - 3,064 10,251
Total assets
238,257               96,479               180,078            514,814
LIABILITES & STOCKHOLDERS' EQUITY
Current liabilities
49,758            (34,946)
61,444               76,256
Bank overdraft 1,370 (689) 689 1,370
Accounts payable and accrued liabilities 33,317 (24,240) 38,149 47,226
Short-term portion of long-term loans 9,678 (4,502) 16,936 22,112
Income and mining taxes payable 5,393 (5,515) 5,670 5,548
Non-current liabilities
108,572            130,326
67,222             145,078
Long-term loans 69,314 (5,518) 36,015 99,811
Deferred income and mining tax 16,112 (15,203) 15,203 16,112
Derivative instruments
550
-                    3,574                 4,124
Provision for environmental rehabilitation, reclamation and
closure costsclosure costs
22,596 (9,995) 12,430 25,031
Total liabilities 1,038 (65,662) 128,666 221,334
Minority interest
874                       -               29,975                  30,849
Stockholders' equity
79,053             162,141
21,437              262,631
Total liabilities & stockholders' equity
238,257               96,479               180,078             514,814

DRDGOLD Limited
Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2005 (Unaudited)

DRDGOLD
Limited
(as reported)
Pro forma
adjustments
for the
disposition of
DRD (IOM)
Pro forma
adjustments
for the
acquisition of
Emperor
Pro forma
continuing
operations
$ 000
$ 000
$ 000
$ 000
Revenues
Product sales 183,609 - 49,944 233,553
Costs and expenses
(137,540)                          -
(52,144) (189,684)
Production costs (136,520) - (48,809) (185,329)
Movement in gold in process 1,717 - (3,233) (1,516)
Movement in rehabilitation provision, reclamation and (2,737) - (102) (2,839)
Other operating expenses
Depreciation and amortization (13,797) - (8,112) (21,909)
Employee termination costs (4,201) - (346) (4,547)
Impairment of assets (664) - - (664)
Management and consulting fees (6,651) - - (6,651)
Loss on derivative instruments 3,616 - 2,075 5,691
Loss on sale of mining assets 2 - (35) (33)
Selling, administration and general charges (17,777) - (4,250) (22,027)
Net operating profit/(loss) 6,597 - (12,868) (6,271)
Non-operating income
Interest and dividends 2,363 - 327 2,690
Unrealized foreign exchange gains (9,277) - 1,698 (7,579)
Profit on sale of other assets and listed investments 527 - - 527
Finance costs
Interest expense (11,365) - (848) (12,213)
Loss from continuing operations before tax and other items (11,155) - (11,691) (22,846)
Income and mining tax expenseIncome and mining tax expense (5,762) - (187) (5,949)
Equity in loss from associatesEquity in loss from associates (20,511) - 20,511 -
(Loss)/profit from continuing operations after tax (37,428) - 8,633 (28,795)
Minority interest (2) (103) 1,394 1,289
Net (loss)/profit from continuing operations applicable to
common stockholders
(37,430)                  (103)                10,027
(27,506)
Loss from discontinued operations, net of taxes
(44,359)                           -                        -
(44,359)
Net (loss)/profit applicable to common stockholders
(81,789)                  (103)                10,027
(71,865)
Basic and diluted loss per share from continuing operations
(cents)operationscents)
(15) (11)
Loss from discontinued operations (cents)
(17) (17)
Basic and diluted loss per share (cents)
(32) (28)
Weighted average number of shares
257,695,796 257,695,796

DRDGOLD Limited
Pro Forma Condensed Consolidated Statement of Operations for the six months ended December 31, 2005 (Unaudited)

DRDGOLD
Limited
(as reported)
Pro forma
adjustments
for the
disposition of
DRD (IOM)
Pro forma
adjustments
for the
acquisition of
Emperor
Pro forma
continuing
operations
$ 000
$ 000
$ 000
$ 000
Revenues
Product sales 95,638 - 19,384 115,022
Costs and expenses
(80,093)                          -
(23,881) (103,974)
Production costs (80,752) - (24,164) (104,916)
Movement in gold in process 1,852 - 314 2,166
Movement in rehabilitation provision, reclamation and (1,193) - (31) (1,224)
Other operating expenses
Depreciation and amortization (11,092) - (3,227) (14,319)
Employee termination costs (150) - - (150)
Impairment of assets (4,424) - - (4,424)
Management and consulting fees (3,164) - - (3,164)
Loss on derivative instruments 1,449 - (17,181) (15,732)
Loss on sale of mining assets - - - -
Selling, administration and general charges
(7,319)                          -
(1,279) (8,598)
Net operating loss
(9,155)                          -
(26,184) (35,339)
Non-operating income
Interest and dividends 1,115 - 65 1,180
Unrealized foreign exchange gains 5,135 - (178) 4,957
Profit on sale of other assets and listed investments 299 - - 299
Finance costs
Interest expense (6,090) - (705) (6,795)
Loss from continuing operations before tax and other items
(8,696)                          -
(27,002)               (35,698)
Income and mining tax expenseIncome and mining tax expense (116) - (398) (514)
Equity in loss from associatesEquity in loss from associates (12,213) - 12,213 -
Loss from continuing operations after tax
(21,025)                          -
(15,187) (36,212)
Minority interest 186 187 3,215 3,588
Net loss from continuing operations applicable to common
(20,839)                     187
(11,972) (32,624)
Loss from discontinued operations, net of taxes
(957)                         -                        -
(957)
Net loss applicable to common stockholders
(21,796)                     187
(11,972) (33,581)
Basic and diluted loss per share from continuing operations
(cents)operationscents)
(7) (11)
Loss from discontinued operations (cents)
-                                                                               -
Basic and diluted loss per share (cents)
(7) (11)
Weighted average number of shares
303,215,809 303,215,809